Exhibit 21

Significant Subsidiaries of Dorman Products, Inc.

Subsidiary	Jurisdiction
RB Distribution, Inc.	Pennsylvania
RB Management, Inc. DPL Holding Corporation DPL Acquisition Corporation Dayton Parts, LLC	Pennsylvania Delaware Delaware Delaware